david j. levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4923 Main 212.407.4000 Fax 212.937.3943 dlevine@loeb.com

Via Edgar

July 18, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	Stacie Gorman
David Link

Re:	99 Acquisition Group Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 15, 2023

File No. 333-269923

Dear Ms. Gorman:

On behalf of our client, 99 Acquisition Group Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 9, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No.2 to Registration Statement on Form S-1 that was filed by the Company on May 15, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

David J. Levine July 18, 2023 Page 2

Registration Statement on Form S-1

General

1. We note your response to comment 3.  Aside from the material received on April 8, 2022, we have not received any additional supplemental information provided to the sponsor investors.  Please provide all supplemental information provided to investors in the sponsor, including their subscription agreements. Please specifically tell us what information has been provided to these investors.

Response: The Company acknowledges the Staff’s comment and has attached hereto the following:

●	Exhibit A, which consists of the notice to investors, dated May 15, 2023 (the “Investor Notice”), which was sent to all investors in the Sponsor notifying them of the inaccurate statements included on the website that was published by the Sponsor prior to the filing of the Company’s initial registration statement on Form S-1;

●	Exhibit B, which consists of three investor presentations emailed to prospective investors on March 21, 2021, January 1, 2022 and August 1, 2022 (collectively, the “Investor Presentations”);

●	Exhibit C, which consists of all the original subscription agreements entered into by the investors in the Sponsor; and

●	Exhibit D, which consists of all the amended subscription agreements sent to risk-capital investors on October 6, 2022, clarifying that their investment was in the sponsor and not in the Company.

Further, the Company has revised the disclosure on pages 10 and 36 of the Amended Registration Statement to reflect that the Investor Presentations contained inaccurate statements similar to those on the website. On July 17, 2023, the Sponsor sent a revised notice to all its investors (the “July Investor Notice”) making them aware of the inaccurate information in the Investor Presentations in addition to the previously disclosed inaccurate statements on the website. The July Investor Notice is attached hereto as Exhibit E.

2. We note your response to comment 5.  In response to comment 5, you state that you have provided supplemental information to the staff.  We have not received that information. Please provide this information to us.  Additionally, please clearly state in your response whether the investors and potential investors have been made aware that their money will not be protected in a trust, how they were advised, and whether they have been given an opportunity to receive their investment back given this significant change to their expectations. Finally, we also note your revise disclosure on page 10, please revise to add a complete date in the disclosure.

Response: The Company acknowledges the Staff’s comment and confirms that the July Investor Notice, which is attached hereto as Exhibit E, notified investors and potential investors (i) that their money will not be protected in a trust account and (ii) advised them that an investor could, in his or her sole discretion, rescind a prior commitment to invest in the Sponsor or demand the return of previously invested funds. Further, the Company has revised the disclosure on pages 10 and 36 of the Amended Registration Statement in response to the Staff’s comment.

Thank you very much for your time and attention to this matter and please call me at 212-407-4923 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ David J. Levine
David J. Levine
Partner

Exhibit A

Exhibit B

A SPECIAL PURPOSE ACQUISITION COMPANY MADE UP OF, BY AND FOR THE “99%!” March 21, 2021

What is a SPAC? 2 A special purpose acquisition company (SPAC) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of acquiring an existing company. Also known as "blank check companies.”

What is the 99 Acquisition Group? 3 Traditionally, SPACs are created by super wealthy investors (the 1%) leaving the 99% to invest POST - IPO. The 99 Acquisition Group is the first and only crowd funded SPAC that allows the “99%” of Americans to get involved in a SPAC PRE - IPO for as little as $500.99. 99 will raise $5M pre - IPO and $50M with the IPO; focusing on acquiring multiple small and medium size businesses in various business segments.

Crowdfunding Campaign 4 D The goal of the crowdfunding campaign is to raise a total of $5M or more. D The minimum contribution per individual is $500.99 USD. D All those that participate in the campaign will be listed at co - founders in the Articles of Incorporation. D Ownership will be based on the amount contributed and the total amount raised. D 99 will allocate 35% equity towards the crowd funding campaign.

T ar g et Companies for Acquisition 5 Our strategy is to identify and complete our business acquisition with multiple small and medium sized companies in industries that complement the experience and expertise of our management team, Board of Directors and Operating Partners who are comprised of a group of individuals from leading small and medium sized companies.

SPAC Board of Directors 6 Operating Directors: Hiren Patel – Founder & Chairman William Rucker – President, Trustwave Government Anne Rosenberg – SVP, Wood PLC Mike Battle – President & CEO, BRMi Holdings To be announced Independent Directors: Tim Wertner – SVP US Ops, FedEx Vidya Jwala – CEO, Rugs USA To be announced To be announced To be announced To be announced

Corporate Structure 7 Business Segment Management Team Multiple Small & Medium Sized Businesses Business Segment Management Team Multiple Small & Medium Sized Businesses Business Segment Management Team Multiple Small & Medium Sized Businesses 99 Acquisition Group Management Team Board of Directors (Independent & Operating)

The Timeline 8 D Management Team is formed T o b e c omp l eted b y Ap ri l 15 , 2021 D Crowdfunding Campaign D To be completed by July 30, 2021 D Legal formation of the entity D To be completed by August 01, 2021 D Securities and Exchange Commission Filings D To be completed by August 21,, 2021 D Initial Public Offering (IPO) D To be completed by November 30, 2021 D * Timeline may shift based on progress

Additional Information 9 Primary Contact: Hiren Patel Founder & Chairman 703 - 371 - 4260 contact@99acquisitiongroup.com

A Special Purpose Acquisition Company (SPAC) made up of and by the “99%” alongside the “1%”. January 01, 2022 1

What Is A SPAC? 2 A special purpose acquisition company (SPAC) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of acquiring an equity position in a private company. SPACs are also known as "blank check companies.”

Mission The 99 Acquisition Group is more than just a SPAC! The true mission is to create a greater company that is committed to : • Providing access to affordable housing for teachers, veterans and first responders • Creating an inclusive culture, hire and advance diverse talent • Incorporate techniques, materials and design intended to minimize impact on the environment. • Inclusion of the retail investor community. • Creating financial value for investors/ shareholders while also addressing issues around affordability, accessibility, and sustainability 3

01 02 03 The 99 Acquisition Group is the first and only crowd funded SPAC that allows the “99%” of Americans to get involved in a SPAC as a Sponsor; pre - IPO for as little as $1,000.00 The 99 Acquisition Group will raise $5M pre - IPO and potentially $100M with the IPO; focusing on acquiring one or more small and medium size businesses in the residential real estate market. The 99 Acquisition Group’s Board is made up of “C Suite” executives that will focus on growth - oriented companies in the residential real - estate space. Why the 99 Acquisition Group? We will identify and acquire an equity stake in a company in the residential real estate industry that complements the experience and expertise of our management team, Board of Directors and Operating Partners who are comprised of a group of individuals from leading companies. 4

Potential Target Markets power & strength of a national builder while giving the consumer a one - of - a - kind home that offers a greater range of design choices that's often built on a single lot. We will acquire a home • builder to give them the Recycling of existing structures • Landscaping • Pest Control • Painting & Design • Brokerage services • Mortgage Lending • Title & Insurance The 99 Acquisition Group’s will acquire and scale a cash - flow positive company that caters to the residential consumer; providing a full service experience in building, buying, selling and maintaining a residential home. Home Builders. Home Services. Professional Services. 5

01 02 The minimum contribution per individual is $1,000 USD. 03 All those that participate in the campaign will be listed as co - founders/ Sponsors in the Articles of Incorporation. 06 If the SPAC does not IPO or make an acquisition within 2 years; retail investors will be refunded 100%. SEC keeps the IPO proceeds in an interest bearing account. 05 The SPAC will IPO will have up to two years to make a merger/ acquisition. Upon a success business combination, the co - founders are able to sell their stock positions. The goal of the crowdfunding campaign is to raise a total of $ 5 M or more for a potential IPO raise of $100M. Crowdfunding Campaign 04 6 The crowdfunding campaign will make up 35% of the company. Equity will be determined by the contribution of an individual and total amount raised.

SPAC Structure The SPAC Capital Structure has been largely standardized. • After an IPO, SPAC Co - Founders provide initial capital in exchange for Sponsor’s shares prior to the IPO • Retail investors buy units in the IPO at $10/unit • SPAC IPO Gross Proceeds, other than a portion of the underwriters’ commissions, are placed into a Trust Account for the benefit of investors and are released, net of redemptions, only upon the consummation of a Business Combination or liquidation of the SPAC. • Stockholder can decide whether or not to participate in Business Combination Image from CleanThink Capital 7

01 Board of Directors is formed To be completed by November 30, 2021 02 Crowdfunding Campaign To be completed by March 30, 2022 03 Legal formation of the entity To be completed by April 15, 2022 04 Securities and Exchange Commission Filings Paperwork to be filed by June 01, 2022 Timeline may shift based on progress 05 Initial Public Offering (IPO) Upon SEC Approval Sumner 2022 The Timeline 8

SPAC Structure $100M IPO Offering Size NASAD/NYSE Exchange $10/unit Offer Price $10 per unit Amount in Trust Shares & Warrants Unit Conposotipon $11.50/share Warrant Strike Price $18.00 Warrant Redemption Price 24 months Time to complete Merger/Acquisition 20% Sponsor Promote 2% - 3% at IPO Fees 3% - 4% deffered until closing of merger $750k - $2M Amount Reserved for Working Capital $1.5 - $2M Other Expenses 9 Anticipated Sponsor Capital Requirements 100,000,000 Gross Proceeds from IPO 5,215,000 Total Sponsor Investments 105,215,000 Total SPAC Equity 5,215,000 Sponsor Private Placement Warrants 10,000,000 Total Units Offered in the IPO 10,000,000 Public Common Shares 5,000,000 Public Warrants Share Capital 2,500,000 Founder Sahred Sponsor Ownership) 10,000,000 Units Sold in the IPO to investors 12,500,000 Total Shares Outstandng POST - IPO IPO Expenses $2,000,000.00 Underwriting Discount $250,000.00 Legal Fees & Expenses $40,000.00 Printing & Roadshow Expenses $70,000.00 Accounting Fees & Expenses $30,000.00 SEC / FINRA Fees $75,000.00 Nasadq Listing & Filing Fees $150,000.00 Reimbursement to Underwriters for Expenses $10,000.00 Misc Expenses $2,715,000.00 Total IPO Expenses 102,500,000.00 Net Proceeds from the Offering 750,000.00 Less: D&O insurance 750,000.00 Less: working Capital funded from Gross Proceeds 101,000,000.00 Net Proceeds Held in Trust Preliminary Numbers

Management Team Proposed Operating Board of Directors • Mike Battle • Founder & CEO, BRMi • Usha Chaudry • COO, Internews • Eric Crowe • CFO, BRMi • Peter Lacey • Founder, Cervus Equipment • Hiren Patel • CEO, Intelvative • Bill Rucker • President, Trustwave Gov • Sadhvi Subramanian • SVP Real Estate, US Bank • Tim Wertner • SVP US Ops, FedEx 10 Proposed Independent Board of Directors • Mike Barwis • Founder, Barwis Methods • Ken Harvey • Exec Dir, Touching Heart • NFL Pro - Bowler • Heather Monahan • CEO, Boss in Heels Board of Advisors • Darrell Green • NFL Hall of Fame Cornerback • Cory Hunt • Co - Founder P&C Ventures • Sanjay Sardar • SVP, SAIC The 99 Acquisition Group’s is managed by an experienced Board of Directors and Advisors.

Equity Breakdown The goal of the crowdfunding campaign is to raise $5M for the SPAC’s Sponsor’s “At Risk” capital. The SPAC will allocate 35% of the total equity of the SPAC for the crowdfunding campaign. With a minimum contribution of $1000; an individual will receive .02% of the crowdfunding campaign equity which equates to a total of .000008% of the entire SPAC; Pre - IPO. SPAC Co - Founders/Sponsors will be able to sell their publically traded stock upon a successful merger or acquisition. After the IPO, the SPAC’s Sponsor At Risk capital can be lost if there is NOT a successful merger or business acquisition. Equity Distribution Hiren Patel - 35% Crowdfunding Campaign - 35% P&C Ventures - 10% Professional Services - 10% Board of Directors - 8.25% Foundational Investor - $.25M (1.75%) Distribution may change 11

12 Hiren Patel Primary Contact Phone Website 703 - 371 - 4260 contact@99acquisitiongroup .com www.99acquisitiongroup.com Additional Information Founder & Chairman Email

A Special Purpose Acquisition Company (SPAC) made up of and by the “99%” alongside the “1%”. August 01, 2022 1

What Is A SPAC? 2 A special purpose acquisition company (SPAC) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of acquiring an equity position in a private company. SPACs are also known as "blank check companies.”

Mission The 99 Acquisition Group is more than just a SPAC! The true mission is to create a greater company that is committed to : • Providing access to affordable housing for teachers, veterans and first responders • Creating an inclusive culture, hire and advance diverse talent • Incorporate techniques, materials and design intended to minimize impact on the environment. • Inclusion of the retail investor community. • Creating financial value for investors/ shareholders while also addressing issues around affordability, accessibility, and sustainability 3

01 02 03 The 99 Acquisition Group is the first and only crowd funded SPAC that allows the “99%” of Americans to get involved in a SPAC as a Sponsor; pre - IPO for as little as $1,000.00 The 99 Acquisition Group will raise $5M pre - IPO and potentially $100M with the IPO; focusing on acquiring one or more small and medium size businesses in the residential real estate market. The 99 Acquisition Group’s Board is made up of “C Suite” executives that will focus on growth - oriented companies in the residential real - estate space. Why the 99 Acquisition Group? We will identify and acquire an equity stake in a company in the residential real estate industry that complements the experience and expertise of our management team, Board of Directors and Operating Partners who are comprised of a group of individuals from leading companies. 4

Potential Target Markets power & strength of a national builder while giving the consumer a one - of - a - kind home that offers a greater range of design choices that's often built on a single lot. Home Builders. Home Services. We will acquire a home • builder to give them the Recycling of existing structures • Landscaping • Pest Control • Painting & Design Professional Services. • Brokerage services • Mortgage Lending • Title & Insurance The 99 Acquisition Group’s will acquire and scale a cash - flow positive company that caters to the residential consumer; providing a full service experience in building, buying, selling and maintaining a residential home. 5

01 02 The minimum contribution per individual is $1,000 USD. 03 All those that participate in the campaign will be listed as co - founders/ Sponsors in the Articles of Incorporation. 06 If the SPAC does not IPO or make an acquisition within 2 years; retail investors will be refunded 100%. SEC keeps the IPO proceeds in an interest bearing account. 05 The SPAC will IPO will have up to two years to make a merger/ acquisition. Upon a success business combination, the co - founders are able to sell their stock positions. The goal of the crowdfunding campaign is to raise a total of $ 5 M or more for a potential IPO raise of $100M. Crowdfunding Campaign 04 6 The crowdfunding campaign will make up 35% of the company. Equity will be determined by the contribution of an individual and total amount raised.

SPAC Structure The SPAC Capital Structure has been largely standardized. • After an IPO, SPAC Co - Founders provide initial capital in exchange for Sponsor’s shares prior to the IPO • Retail investors buy units in the IPO at $10/unit • SPAC IPO Gross Proceeds, other than a portion of the underwriters’ commissions, are placed into a Trust Account for the benefit of investors and are released, net of redemptions, only upon the consummation of a Business Combination or liquidation of the SPAC. • Stockholder can decide whether or not to participate in Business Combination Image from CleanThink Capital 7

01 Board of Directors is formed To be completed by November 30, 2021 02 Crowdfunding Campaign To be completed by May 30, 2022 03 Legal formation of the entity To be completed by June 1, 2022 04 Securities and Exchange Commission Filings Paperwork to be filed by July 30, 2022 Timeline may shift based on progress 05 Initial Public Offering (IPO) Upon SEC Approval Sumner 2022 The Timeline 8

SPAC Structure $100M IPO Offering Size NASAD/NYSE Exchange $10/unit Offer Price $10 per unit Amount in Trust Shares & Warrants Unit Conposotipon $11.50/share Warrant Strike Price $18.00 Warrant Redemption Price 24 months Time to complete Merger/Acquisition 20% Sponsor Promote 2% - 3% at IPO Fees 3% - 4% deffered until closing of merger $750k - $2M Amount Reserved for Working Capital $1.5 - $2M Other Expenses 9 Anticipated Sponsor Capital Requirements $100,000,000 Gross Proceeds from IPO $5,215,000 Total Sponsor Investments $105,215,000 Total SPAC Equity $5,215,000 Sponsor Private Placement Warrants 10,000,000 Total Units Offered in the IPO 10,000,000 Public Common Shares 5,000,000 Public Warrants Share Capital 2,500,000 Founder Sahred Sponsor Ownership) 10,000,000 Units Sold in the IPO to investors 12,500,000 Total Shares Outstandng POST - IPO IPO Expenses $2,000,000.00 Underwriting Discount $250,000.00 Legal Fees & Expenses $40,000.00 Printing & Roadshow Expenses $70,000.00 Accounting Fees & Expenses $30,000.00 SEC / FINRA Fees $75,000.00 Nasadq Listing & Filing Fees $150,000.00 Reimbursement to Underwriters for Expenses $10,000.00 Misc Expenses $2,715,000.00 Total IPO Expenses $102,500,000.00 Net Proceeds from the Offering $750,000.00 Less: D&O insurance $750,000.00 Less: working Capital funded from Gross Proceeds $101,000,000.00 Net Proceeds Held in Trust Preliminary Numbers

Equity Breakdown The goal of the crowdfunding campaign is to raise $5M for the SPAC’s Sponsor’s “At Risk” capital. The SPAC will allocate 35% of the total equity of the SPAC for the crowdfunding campaign. With a minimum contribution of $1000; an individual will receive .02% of the crowdfunding campaign equity which equates to a total of .000008% of the entire SPAC; Pre - IPO. SPAC Co - Founders/Sponsors will be able to sell their publically traded stock upon a successful merger or acquisition. After the IPO, the SPAC’s Sponsor At Risk capital can be lost if there is NOT a successful merger or business acquisition. Equity Distribution Hiren Patel - 35% Crowdfunding Campaign - 45% Professional Services - 10% Board of Directors - 8.25% 10 Distribution may change

Phone Website 703 - 371 - 4260 contact@99acquisitiongroup .com www.99acquisitiongroup.com Additional Information Primary Contact Hiren Patel Founder & Chairman Email

Exhibit C

Exhibit D

Exhibit E